Mail Stop 6010
Via Facsimile and U.S. Mail

December 21, 2007

Mr. N. Anthony Coles
President and Chief Executive Officer
NPS Pharmaceuticals, Inc.
383 Colorow Drive
Salt Lake City, Utah 84108-1256

   **Re: NPS Pharmaceuticals, Inc.**
     **Form 10-K for fiscal year ended December 31, 2006**
     **File No. 0-23272**

Dear Mr. Coles:

  We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

General

1. We note your statement on page 20 that, "We depend on a number of contract manufacturers to supply key components of PREOS®. For instance, we have entered into agreements with SynCo Bio Partners B.V., or SynCo, and Boehringer Ingelheim Austria GmbH, or BI, to produce bulk supplies of the active pharmaceutical ingredient of PREOS®." You have included your agreement with SynCo as an exhibit to the Form 10-K but not your agreement with BI. Please provide us with an analysis supporting your determination that you are not substantially dependent on BI and that this agreement is not required to be filed as an exhibit. Further, please also address whether you have any written agreements or summaries of oral arrangements with either Vetter Pharma-Fertigung GmbH or Ypsomed AG regarding the sole source of supplies each provides to you that you are substantially dependent upon and that should be included as exhibits.

Item 9A Controls and Procedures, page 61

2. We note your disclosure that, "our Chief Executive Officer and Chief Financial
   Officer have concluded that . . . our Disclosure Controls and Procedures were
   effective to ensure that information required to be disclosed by us in the reports
   we file or submit under the Securities Exchange Act is made known to
   management, including our Chief Executive Officer and Chief Financial Officer
   and that such information is recorded, processed, summarized and reported within
   the time periods specified in the SEC's rules and forms."

   Please tell us supplementally whether your officers concluded that your disclosure
   controls and procedures are also effective to ensure that information required to
   be disclosed in the reports that you file or submit under the Exchange Act is
   accumulated and communicated to your management, including your chief
   executive officer and chief financial officer, to allow timely decisions regarding
   required disclosure. See Exchange Act Rules 13a-15(e) and 15d-15(e).

Form 10-Q for the quarter ended September 30, 2007

3. We note your description of the new license agreement entered into on September
   26, 2007 with Nycomed regarding the rights to develop and commercialize
   GATTEX(TM) (teduglutide) outside the United States, Canada and Mexico for
   the treatment of gastrointestinal disorders. We note that you have not included
   this agreement as an exhibit to your Form 10-Q for the quarter ended September
   30, 2007. Please provide us with an analysis supporting your determination that
   this agreement is not required to be filed as an exhibit.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Your letter should key your responses to our comments.
Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR
under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sonia Barros, Staff Attorney, at (202) 551-3655 or Michael Reedich, Special Counsel at (202) 551-3612 with any questions. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief Accountant